March 7, 2013

VIA EDGAR AND E-MAIL

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JPMorgan Chase & Co.
424 Prospectuses relating to Registration Statement on Form S-3ASR
Filed November 14, 2011
File No. 333-177923

Dear Ms. Starr:

We are in receipt of the letter dated February 21, 2013 (the “2013 Comment Letter”) to the undersigned from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding your review of offerings of JPMorgan Chase & Co.’s (the “Issuer”) Global Medium-Term Notes, Series E (“Notes”) that are registered under the Securities Act of 1933, as amended, under the Registration Statement on Form S-3ASR (File No. 333-177923) filed on November 14, 2011.

We acknowledge the comments set forth in the 2013 Comment Letter and in the related letter to the undersigned from the Staff dated April 12, 2012 (the “2012 Comment Letter”).  We intend to comply with those comments in future filings beginning in April 2013.  With respect to the open architecture distribution channels (as described in our letter to you dated May 1, 2012), we intend to comply with those comments in future filings as soon as practicable.  Compliance with respect to open architecture distribution channels will require agreement among market participants.  This process may lead to varying disclosure approaches in order to comply with the 2013 Comment Letter and the 2012 Comment Letter.

This is to acknowledge that (a) the Issuer is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Issuer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JPMorgan Chase & Co. •  270 Park Avenue, New York, New York 10017
Tel: 212 270 6000

If you have any questions or request any further information, please do not hesitate to call or email the undersigned at (212) 270-7122 or anthony.horan@chase.com.

Very truly yours,

/s/ Anthony J. Horan
Anthony J. Horan
Senior Vice President, Corporate Secretary
JPMorgan Chase & Co.

cc:	Raquel Fox, Division of Corporation Finance, Securities and Exchange Commission